BEIJING		NEW YORK
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HONG KONG		SILICON VALLEY
JAKARTA †	TELEPHONE (415) 984-8700	SINGAPORE
LONDON	FACSIMILE (4150 984-8701	TOKYO
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NEWPORT BEACH

WRITER’S DIRECT DIAL
June 16, 2014		(415) 984-8777

VIA EDGAR		WRITER’S E-MAIL ADDRESS
esibbitt@omm.com

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Hancock Fabrics, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed on June 10, 2014 File No. 1-09482 Amendment No. 1 to Schedule 13E-3 Filed on June 10, 2014 File No. 5-39257

Dear Mr. Hindin:

On behalf of Hancock Fabrics, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter, dated June 12, 2014 (the “Comment Letter”), regarding the above referenced Amendment No. 1 to Proxy Statement on Schedule 14A (the “Amendment No. 1”). The Company will subsequently file a definitive proxy statement (as amended, the “Definitive Proxy Statement”) with the SEC, which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page and caption references in the text of this letter correspond to pages and captions in the Amendment No. 1.

Mr. Perry J. Hindin

June 16, 2014 - Page 2

PROXY STATEMENT ON SCHEDULE 14A

1.

We note your response to prior comment 1 and the additional materials filed as Exhibit 16(c)(ii) to the Schedule 13E-3 and attached as Exhibit D to the revised preliminary proxy statement. With a view towards disclosure, please advise us why certain line items in Sutter’s Projected Cash Flows for each of the Mid, High and Low cases have different values than the corresponding line items in the High, Mid and Low Case Scenario Projections included as Exhibit C to the preliminary proxy statement. For example, we note that in the Company’s High Case Scenario Projections included in Exhibit C, the Revenue, EBIT and EBITDA line items have the same values found in Sutter’s Projected Cash Flows High Case included in Exhibit D, but the Net Income values and Free Cash Flow Values are different. If Sutter modified the projections as part of its Discounted Cash Flow analysis, please disclose such in the proxy statement and also disclose whether such modifications resulted in a higher or lower per share valuation than the Company’s projections might have otherwise indicated.

Response:

Sutter Securities Incorporated calculations differ slightly from the Company’s calculations because of slightly different methodologies and assumptions used in calculating the enterprise value of the Company and the per share value of the Company’s shares, but the differences are not material to Sutter’s financial analysis or affect Sutter’s opinion as to the fairness of the contemplated transaction.  Specifically, the definitions in methodologies and assumptions were as follows:

(i)

Sutter assumed a 5% pro forma tax rate, which was within the range of tax rates discussed with the Company, but the Company used a pro forma tax rate of approximately 8%.  The tax rate is low because of large loss carry forwards.  Had Sutter used the same rate as the Company, its valuations in the Mid Case Scenario would have been approximately $0.036 per share lower.

(ii)

Because Sutter incorrectly interpreted the Company’s definition of working capital as including changes in cash, it reduced working capital amount by the amount of changes in cash when it did its DCF analysis.  This resulted in approximately a $0.032 higher per share difference in per share value in 2014, and it would also have resulted in a slightly higher enterprise value, in the Mid Case Scenario than if Sutter had used the Company's number.  This difference effectively offsets the difference in assumed tax.

Mr. Perry J. Hindin

June 16, 2014 - Page 3

(iii)

Sutter did not include stock based compensation (or deferred taxes, which are minimal) of approximately $0.7 million per year in free cash flow.  Had Sutter used a methodology including stock based compensation in determining free cash flow, enterprise value would be higher, but there would be a corresponding adjustment for the dilution resulting from the increased number of shares resulting from the stock based compensation.  The net impact of adding the stock based compensation after offset by the dilution from the additional shares, would be minimal and would have no effect on its opinion.

The Company will include the following disclosure in the Definitive Proxy Statement  under the heading “Discounted Cash Flow Analysis”:

“Sutter’s methodologies and assumption differed from Company projections in  the three respects:  (i) Sutter assumed a 5% pro forma tax rate rather than a tax rate of approximately 8%, (iii) Sutter’s change in working capital for 2014 was lower than the Company’s projections, and (iii) Sutter’s DCF methodology did not include stock based compensation (or deferred taxes, which were minimal)  in free cash flow and accordingly it did not make an offsetting adjustment for dilution resulting from the increased number of shares resulting from the stock based compensation.  These differences in assumptions and methodologies had an immaterial net impact on Sutter’s calculations of the Company's per share value and do not affect its opinion as to the fairness of the contemplated transaction.”

2.

We note your response to prior comment 6 and we reissue the comment with respect to the factors described in clauses (iv) (going concern value) and (vi) (purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A) of Instruction 2 to Item 1014. If the Board based its consideration of clause (iv) (going concern value) on Sutter’s guideline company, guideline transaction and discounted cash flow analyses found on pages 26 and 27 of the revised preliminary proxy statement, then similar to our prior comment 5, the Board should expressly adopt such analyses as its own.

Response:

With respect to clause (iv), the Company will include the following disclosures in the Definitive Proxy Statement under the heading “Fairness of Transaction”:

“The Special Committee adopted the opinion of Sutter that a price of $1.20 per share of Common Stock was fair to the Company’s stockholders (including its unaffiliated stockholders) from a financial point of view.”

“The Board of Directors has fully reviewed and considered the terms, purpose, alternatives and effects of the Transaction, together with the analysis of the Special Committee described in this section “Fairness of the Transaction,” and has unanimously adopted the analyses, discussions, determination and recommendation of the Special Committee regarding the fairness of the Transaction, including the adoption by the Special Committee of the opinion of Sutter that a price of $1.20 per share of Common Stock was fair to the Company’s stockholders from a financial point of view.”

Mr. Perry J. Hindin

June 16, 2014 - Page 4

With respect to clause (vi), the aggregate stock repurchases by the Company in the past two years were only approximately $200, so the Board did not consider this a material factor. The Company will include the following disclosures in the Definitive Proxy Statement under the heading “Fairness of Transaction - Substantive Fairness of the Transaction”:

“Stock Repurchases.

Neither our Board nor the Special Committee considered stock repurchases as a material factor in evaluating the fairness of the Cash Payment to the Company’s stockholders (including unaffiliated stockholders) because the Company has only repurchased 242 shares in the past two fiscal years for an aggregate purchase price of approximately $200.

During the quarter ended April 28, 2012, the Company repurchased 66 shares of Common Stock in a single transaction at a price of $0.93 per share. During the quarter ended October 27, 2012, the Company repurchased 70 shares of Common Stock in a single transaction at a price of $0.545 per share. During the quarter ended January 26, 2013, the Company repurchased 24 shares of Common Stock in a single transaction at a price of $0.62 per share. During the quarter ended January 25, 2014, the Company repurchased 82 shares of Common Stock in a single transaction at a price of $1.085 per share. As a result of only one transaction occurring in each such quarter, there is no range of prices paid or average price paid for shares of Common Stock per quarter repurchased by the Company. Other than as disclosed above, the Company has not repurchased any shares of Common Stock during its past two fiscal years and has not repurchased any shares of Common Stock during its current fiscal year.”

Mr. Perry J. Hindin

June 16, 2014 - Page 5

We appreciate the Staff’s comments and request the Staff contact the undersigned at (415) 984-8777 or esibbitt@omm.com with any questions or comments regarding this letter.

Sincerely, /s/ Eric Sibbitt Eric Sibbitt Partner of O’MELVENY & MYERS LLP

ECS

cc:	James Brown, Hancock Fabrics, Inc.